UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: April 19, 2014 to June 26, 2014

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

TABLE OF CONTENTS

SIGNATURES

EXHIBIT INDEX

EX 99.1:	Annual Shareholders’ Meeting (ordinary and extraordinary) on Friday, May 16, 2014, France

EX 99.2:	Total announces its interim dividend for the first quarter 2014, France

EX 99.3:	First Quarter 2014 Results, France

EX 99.4:	Ordinary and Extraordinary Shareholders’ meeting of May 16, 2014, France

EX 99.5:	Total combines efforts with Lukoil to explore and develop tight oil in the Bazhenov, Russia

EX 99.6:	Total sells its 10% interest in Shah Deniz to TPAO, Azerbaijan

EX 99.7:	Total signs a long-term agreement to supply LNG to Pavilion Energy, Singapore

EX 99.8:	CLOV start up: Total increases Block 17 production to 700,000 barrels per day, Angola

EX 99.9:	Total and Amyris Renewable Jet Fuel Ready for Use in Commercial Aviation, France

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: June 27, 2014	By:	/s/ Humbert de Wendel
	Name:	Humbert de WENDEL
	Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1: France: Annual Shareholders’ Meeting (ordinary and extraordinary) on Friday, May 16, 2014 (April 24, 2014)

•	EXHIBIT 99.2: France: Total announces its interim dividend for the first quarter 2014 (April 30, 2014)

•	EXHIBIT 99.3: France: First Quarter 2014 Results (April 30, 2014)

•	EXHIBIT 99.4: France: Ordinary and Extraordinary Shareholders’ meeting of May 16, 2014 (May 16, 2014)

•	EXHIBIT 99.5: Russia: Total combines efforts with Lukoil to explore and develop tight oil in the Bazhenov (May 23, 2014)

•	EXHIBIT 99.6: Azerbaijan: Total sells its 10% interest in Shah Deniz to TPAO (May 30, 2014)

•	EXHIBIT 99.7: Singapore: Total signs a long-term agreement to supply LNG to Pavilion Energy (June 4, 2014)

•	EXHIBIT 99.8: CLOV start up in Angola: Total increases Block 17 production to 700,000 barrels per day (June 12, 2014)

•	EXHIBIT 99.9: France: Total and Amyris Renewable Jet Fuel Ready for Use in Commercial Aviation (June 16, 2014)